UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sable Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Cardinal Way, Suite 801
(No. and Street)

St. Louis	MO	63102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Weeks	678.679.8642	cweeks@sablebd.com
(Name)	(Area Code–Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman and Company, CPAs, PC
(Name – if individual, state last, first, and middle name)

3535 Roswell RD, STE 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Butcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sable Capital, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Keith Butcher
436875A9CA5F4B5...

Title: Partner

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

SABLE CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sable Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sable Capital, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sable Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sable Capital, LLC's management. Our responsibility is to express an opinion on Sable Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The schedule's I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Sable Capital, LLC's financial statements. The supplemental information is the responsibility of Sable Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 18, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SABLE CAPITAL, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	4,326,480
Prepaid expenses and other assets		6,024
TOTAL ASSETS	**$**	**4,332,504**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	19,994
Total Liabilities		**19,994**
Member's Equity		**4,312,510**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**4,332,504**

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Operations
Year ended December 31, 2025

Revenues:	
Investment Banking Fees	$ 9,520,840
Client Reimbursed Expenses	15,455
	9,536,295
Expenses:	
Commissions	5,141,253
Registration fees	22,343
Professional fees	123,452
Rent	2,400
Insurance	1,543
Miscellaneous	18,131
Total Expenses	5,309,122
NET INCOME	$ 4,227,173

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Changes in Member's Equity
Year ended December 31, 2025

	Total Member's Equity
Balance at December 31, 2024	**$ 69,291**
Capital contributions	**16,046**
Net income	**4,227,173**
Balance at December 31, 2025	**$ 4,312,510**

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Cash Flows
Year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	4,227,173
Adjustments to reconcile net income to net cash used in operating activities:		
Other assets		(1,098)
Accounts payable		15,896
Net cash provided by operating activities		4,241,971
Cash flows from financing activities:		
Capital contributions		16,046
Net cash provided by financing activities		16,046
INCREASE IN CASH AND CASH EQUIVALENTS		4,258,017
Cash and cash equivalents, beginning of year		68,463
Cash and cash equivalents, end of year	$	4,326,480

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Sable Capital, LLC ("Sable" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Sable primarily operates as a broker-dealer offering investment banking services and as an underwriter of interstate and intrastate offerings and Direct Participation Program offerings. Sable does not hold cash or securities for its customers. The firm operates from the state of Missouri.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Recognition of Revenue

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services approved within the scope of ASC 606 include investment banking fees. The Company is approved and provided fee based advisory services/corporate finance activity including mergers and acquisitions. The Company also provided transaction-based merger and acquisition services. These services generally include a non-refundable retainer or other forms of fee as well as a success fee, which may be fixed or a percentage of value received by the customer when the activity is complete (success fee). The retainer often reduces the success fee upon completion of services. The Company evaluates its non-refundable retainers to ensure they represent a transfer of goods or services as a distinct performance obligation. If the good or service is not distinct then the Company classifies the non-refundable retainer as deferred revenue on the statement of financial condition. There was no deferred revenue at December 31, 2025.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (*continued*)

Accounts Receivable

The Company has reviewed its A/R and has determined that all A/R is collectable, and no valuation allowance is needed. A/R terms are due upon receipt. The Accounts Receivable balance at December 31, 2025 was $0. Accounts Receivable at December 31, 2024 was $0.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company has evaluated subsequent events through February 18, 2026, the date the financial statements were issued. It was concluded there were no other events or transactions occurring during this period that required recognition or disclosure in the financial statements.

The Company is evaluating new accounting standards and will implement as required.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for various rent, technology, and administrative support expenditures commensurate with its operations. The expense sharing agreement was effective May 1, 2023 and most recently amended effective August 1, 2025. The term is monthly until cancelled by either party. The Company owed its member $5,432 as of December 31, 2025 for the aforementioned expenses included in accounts payable on the Statement of Financial Condition. These expenses are recorded on the Statement of Operations for the year and are detailed as follows:

Rent	$ 2,400
Miscellaneous	1,868
Professional Fees	3,840
	$ 8,108

The Company's member paid direct expenses on behalf of the Company of $6,043 included on the Statement of Operations for the year.

The Company's member also paid reimbursable deal expenses on behalf of the Company which the Company repaid and collected from its customers. The total charged in 2025 was $63,491.

During the year, the member made $16,046 in capital contributions to Sable of which $6,021 was debt forgiveness.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2025, the Company had Net Capital of $4,306,486 which was $4,301,486 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.0046 to 1 at December 31, 2025.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Note D - Contingencies

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. Sable is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, and/or the FDIC by dissatisfied customers or others are investigated by such regulator and may, if pursued, result in formal claims being filed against Sable by the customer or disciplinary action being taken against Sable by the regulator that could have a material impact on the Company's financial position, results of its operations, or cash flows. At December 31, 2025, management is not aware of any regulatory issues and there were no amounts levied against the Company as a result of regulatory assessments for the year then ended.

Note E – Basis of Accounting

These financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Note F – Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Note G – Concentrations

The Company earned 99.5% of its revenue from 1 customer.

Supplemental Schedules

Sable Capital, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

COMPUTATION OF NET CAPITAL

Total member's equity	$	4,312,510
Deductions:		
Non-allowable assets:		
Other assets		6,024
Net capital before haircuts		4,306,486
Haircuts:		
Total haircuts		-
NET CAPITAL	$	4,306,486

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		19,994
Total aggregate indebtedness	$	19,994

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	4,301,486
Ratio of aggregate indebtedness to net capital		0.0046 to 1

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2025.

Sable Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Sable Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sable Capital, LLC

We have reviewed management's statements for the year ended December 31, 2025, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sable Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory fees and transactional-based compensation for merger and acquisition services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sable Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sable Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 18, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



SABLE
CAPITAL

Exemption Report

Sable Capital, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities including advisory fees and transactional-based compensation for merger and acquisition services. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Keith D. Butcher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]
Authorized Signature

President & CEO
Title

1/27/26
Date